XCRAFT ENTERPRISES, INC.

A Delaware corporation



ANNUAL REPORT

FOR

FISCAL YEAR ENDING DECEMBER 31, 2021

418 Lakeside Avenue, Suite 8
Coeur d'Alene, ID. 83814

www.xcraft.io.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Summary

We are a US drone company founded in September of 2014. Our mission is to develop powerful flying robots that change the world. We have a passion for technology, a passion for flight, and a passion for doing good in the world.

We believe there is a need for quality, American-made drones at cost-competitive prices. We also believe there is a need for advanced technologies to support the upcoming Urban Air Mobility (UAM) space.

Our Business Model

We are heavily R&D-focused Our business model is two-fold: We develop new UAV solutions for customers on a contract basis, and we develop, license and sell our own products.

Business Evolution

We have evolved from a strict product focus to an application focus. We let the market need drive our development. Broadly, we develop autonomous flight solutions for five different verticals:

1. Public Safety/Security
2. Geo-Spatial/Agriculture
3. Energy
4. Government/Military
5. Urban Air Mobility

Sales and Distribution

We generate revenue through two channels – custom development and direct sales. When we develop new technology for a contract customer, we seek to maintain our rights in the designs and other intellectual property so we can produce and sell the end product through other channels. Our primary sales strategy is B2B and B2G(Government) although some B2C still exists.

Our Products

Existing products:
- Shadow – Tethered UAS
- X2Q – Hybrid VTOL
- Maverick -Small tactical ducted-rotor UAS
- PANADRONE – Fully Autonomous Tethered UAS
- Matrix SE–2 kg payload UAS
- Matrix Mapper–Precision Mapping drone with optional RTK
- Nano One – Sub 250g tactical drone with thermal camera

Products in Development:
- KesTRL – Extended Range Hybrid VTOL
- Maverick SE–Economical autonomous ducted drone

Government Regulation

The UAV industry is new and therefore the regulatory environment is quite fluid. Some regulations exist but the laws continue to evolve.

As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, those issued under the Consumer Products Safety Act, as well as those issued under product safety and consumer protection statutes in our international markets.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations.

We have been active in lobbying activities to help ensure favorable laws are adopted.

Intellectual Property

We hold United States trademarks for "xCraft," "X PlusOne" and "PhoneDrone Ethos," and have pending trademark applications for "Matrix", "Aspire" and "PANADRONE".

We have been issued the following United States patents over various aspects of our technology:
- High Speed VTOL Multirotor Aircraft (Patent No. US 9,994,313)
- UAV With Detachable Computing Device (Patent No. US 9,738,380)
- UAV With Detachable Computing Device (Patent No. US 10,479,500)

We have a pending patent application for a UAV Vehicle Mounted Drone Port, Drone, and Integrated Communication System (Application No. 62/739,472).

Competitors

There are several companies that build and sell competing UAS products. Most notable among them is Chinese-based, DJI. DJI's products serve mostly the consumer market but also several key verticals in the commercial space including public safety and cinematography. DJI has recently struggled to overcome a broad distrust, especially in US and (Non-Chinese) government markets over security and privacy issues. We see this as an opportunity to capitalize since our products are developed and manufactured in the USA.

Another, more direct US competitor is Skydio. Skydio builds UAS products with advanced obstacle avoidance and image tracking capability. These vehicles serve a target niche in the consumer and public safety space.   Other competitors include France-based Parrot, AeroVironment, and Birds Eye View Robotics.

Employees

We currently employ 4 full-time and 4 part-time employees as well as several contractors.

Property

We lease approximately 2,700 square feet of office space at 418 E Lakeside, STE 08, Coeur d'Alene, Idaho, 83814. We have a month-to-month lease. Our monthly rent is $2,750.

Legal Proceedings

We have no pending, nor are aware of any threatened, legal proceedings involving us.

Previous Offerings

Between April 2017 and August 2017, we sold 629,403 shares of Class B Common Stock in exchange for $1.70 per share under Regulation Crowdfunding.

Between December 2020 and March 2022, we sold 284,909 shares of Class B Common Stock in exchange for $7.82 per share under Regulation A+ Offering.

Between December 2020 and March 2022, we sold 299,384 shares of Class B Common Stock in exchange for $3.56 per share under Regulation Crowdfunding.

We are currently engaged in an offering of up to 520,833 shares of our Class B Common Stock on a best efforts basis, in exchange for $9.60 per share pursuant to Regulation CF, which is scheduled to close on April 30, 2022.

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us and an investment in our Class B Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Annual Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. The following is a summary of the risk factors that we currently believe make an investment in our shares speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, including, one of our directors and our sole officer, JD Claridge. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

As a manufacturer of consumer UAS, we are subject to various government regulations and may be subject to additional regulations in the future, the violation of which could subject us to sanctions or otherwise harm our business.

As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, those issued under the Consumer Products Safety Act, as well as those issued under product safety and consumer protection statutes in our international markets. Failure to comply with any applicable product safety or consumer protection regulations could result in sanctions that could have a negative impact on our business, financial condition and results of operations.

Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from selling our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We face significant market competition.

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

We have various loans outstanding, including, two loans from financial institutions which are secured by all of our assets. *See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Debt."*   In addition, we may have to seek additional loans from financial institutions.   If we default on any of our secured loans the lenders may be able to take possession of our assets, which could result in the cessation of our operations. In addition, certain of our existing loan agreements include, and future loan agreements may contain, financial and other covenants which, impair our operating flexibility, including, but not limited to, our ability to obtain further debt or pay dividends.   In addition, we intend to refund approximately $470,000 to participants in our KickStarter Campaign that we conducted in 2015, to whom we did not deliver products.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have been issued three patents over various aspects of our technology and various trademarks. We have one patent pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If our drones fail to perform as expected, we may have to recall them and our ability to develop, market and sell our drones could be harmed.

Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Investors in our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our sole officer and a director, owns a majority of our voting shares.

As of the date of this Offering Circular, JD Claridge, our sole officer and a director, owns a majority of our Class A Common Stock, which are our only voting securities, and as long as no additional voting shares are issued, he shall continue to control a majority of the voting power. Therefore, Mr. Claridge is able to, and as long as he continues to hold over 50% of our Class A Common Stock, and no other voting shares are issued, he shall continue to have the ability to, control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding .

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**"), and the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as an Idaho limited liability company named xCraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017. Our headquarters are located in Coeur d'Alene, Idaho. We manufacture and market drones for both recreational and commercial use.

Results of Operation

Revenue

For the 2021 Annual Period, our revenue was $199,122, compared to $75,302, for the 2020 Annual Period. The increase in revenue during 2020, is primarily attributable to increased marketing and sales efforts and the launch of two new products.

Cost of Sales

For the 2021 Annual Period, our cost of sales was $59,693, compared to $88,255, for the 2020 Annual Period. The decrease in cost of sales for the 2021 Annual Period, primarily resulted from improving design for manufacturability, which decreased our unit cost.

Gross Profit

For the 2021 Annual Period, our gross profit was $139,429 compared to a gross loss of $12,953, for the 2020 Annual Period. The increase in gross profit for the 2021 Annual Period, primarily resulted from our increase in revenue.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2020 Annual Period, our operating expenses were $602,440, including, $536,903 for general and administrative expenses, $54,387 for sales and marketing expenses, and $11,150 for research and development expenses. For the 2020 Annual Period, our operating expenses were $1,153,120, including, $1,097,273 for general and administrative expenses, 29,993 for sales and marketing expenses, and $25,854 for research and development expenses. The significant decrease in our operating expenses resulted primarily from a reduction of staff and payroll expenses during 2021.

Operating Loss

Our net operating loss for the 2021 Annual Period, was $463,011, compared to $1,166,073, for the 2020 Annual Period. The decrease in operating loss for the 2021 Annual Period, is primarily the result of a decrease in our general and administrative expenses through a reduction of payroll expenses during 2021.

Net Loss

We had a net loss of $392,496 for the 2021 Annual Period compared to a net loss of $1,064,118 for the 2020 Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $4,500,000 through various securities offerings, which we have used for operations. As of December 31, 2021, we had $58,277 in cash, compared to $10,465 as of December 31, 2020. We have also financed our operations through various insider loans and credit lines. As of March 31, 2022, and excluding any future proceeds of our current

Regulation A+ offering, we have sufficient operating capital for approximately 6 months. We also have various debt facilities and credit cards as described below, should we need additional cash.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our Regulation Crowdfunding and Regulation A+ campaigns, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

In December 29, 2016, in exchange for a $25,000 loan, we issued a third party a promissory note in the principal amount of $25,000 which accrues interest at a rate of 5% per annum, and is due December 31, 2021. This note was paid in full as ofDecember 31, 2021.

In connection with our purchase of a company car in June 2020, we obtained an 84-month loan in the amount of $55,863, which accrues interest at 3.99% per annum, and pursuant to which we are required to make monthly payments of $665.

On February 6, 2018, we obtained a $250,000 loan with Innovate Washington. The loan is due on June 30, 2021, and has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus 5% adjusted on a quarterly basis. We make monthly interest only payments of $1,314.63. As of December 31, 2021, the loan had an outstanding balance of $ 147,803.05. The loan is collateralized by a security interest on all of our assets.

We have an outstanding promissory note with First Interstate Bank, that accrues interest at a rate of 6.25%, and matures on June 15, 2021, and which was paid in full in May 2021.

We have a revolving line of credit with US Bank in the amount of $41,000 which accrues interest at a rate of 8%. The principal balance of all advances, together with all accrued but unpaid interest on such advances and all outstanding fees and charges, are payable on demand. The line of credit is secured by an interest in all of our depository accounts, cash and any other property held by US Bank. In addition, our chief executive officer, guaranteed the line of credit. As of December 31, 2021, the balance due under this line of credit was $ 28,910.

In May 2020, we received a loan in the amount of $111,792 from the Small Business Association pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the "**CARES Act**"), this loan was forgiven in 2021.

In June 2020, we received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan, which accrues interest at a rate of 3.75% and is due and payable on or before June 1, 2050. As of December 31, 2021, the loan balance was $147,779.

As of December 31, 2021, we had approximately $3,500 outstanding under various credit cards which accrue interest at rates ranging from between 18% and 20%.

In addition, although not characterized as debt, we intend to refund approximately $455,000 to participants in our KickStarter Campaign that we conducted in 2015, to whom we did not deliver products.

Plan of Operations

The table below outlines our significant goals for the next 12 months.

Estimated Completion Date	Milestone
·Q2 2022	Deliver two additional Panadrone systems
·Q3 2022	Deliver four additional Panadrone systems
·Q4 2022	Deliver four additional Panadrone systems
·Q1 2023	Deliver six additional Panadrone systems

The extent to which we will be able to complete the milestones outlined above is dependent upon our ability to successfully market and deliver our products.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
JD Claridge	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director	42	February 2017 – Present	Full Time
Ben Toews	Director	43	July 2018 – Present	N/A

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

JD Claridge, has served as our President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director since February 2017, and prior thereto, served as the manager of our predecessor-in-interest, xCraft Enterprises, LLC, since its founding in September 2014. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering

Representative (DER) for the FAA, Mr. Claridge has held key engineering roles at several aerospace OEMs. In February 2013, he founded Aero Designworks, LLC, an aerospace consulting firm providing FAA designated engineering representative services for electrical systems, where he served as President and managing member between February 2013 and December 2018.

Ben Toews has served as a director since July 2018. Since 2012, Mr. Toews has served as President and CEO of Bullet Tools, a developer and manufacturer of innovative construction solutions which sells products around the world. He also serves on the advisory board for the Idaho Small Business Development Center. Since 2012, Mr. Toews has served as Treasurer for Heart of the City Church, and since 2013, he has served as a Board Advisor for the Idaho Small Business Development Center. He is a graduate of Gonzaga University where he majored in Business Administration with a concentration in International Business.

We have the following advisory board members:

Elbert L. Rutan, served as a director between October 2019 and August 2020. Mr. Rutan has founded two aircraft research firms, and has developed a large variety of groundbreaking aerospace projects, showcasing some of the most innovative and energy-efficient designs ever flown. Time Magazine named him one of the top 100 most influential people of 2005. Described by Newsweek Magazine as "the man responsible for more innovations in modern aviation than any living engineer," Mr. Rutan is an aircraft designer with a vision for the advancement of technology. In 2004, Mr. Rutan joined a highly distinguished company of innovators as the designer/developer of SpaceShipOne, the world's first privately built manned spacecraft to reach space. Mr. Rutan won the $10 million Ansari X Prize, a competition created to spur the development of affordable space tourism. He is the winner of the Presidential Citizen's Medal, the Charles A. Lindbergh Award, and is a two-time individual winner of the Robert J. Collier Trophy, awarded by the National Aeronautic Association for significant advances in aviation. Mr. Rutan participated in the design and development of the first aircraft to circle the world non-stop without refueling. Repeating that feat, his company developed the GlobalFlyer, which broke the Voyager's record time for a non-refueled, solo flight around the world. His company also developed the Ultralite, an all-composite 100 mile-per-gallon show car for General Motors.

Tim Treto, Tim served as CEO of Tedder Industries and now coaches leaders in large and small engineering and manufacturing businesses.

Mark Collins, is nationally recognized for his 50+ years of service in health care and technology. He served as CEO for three corporations, followed by 22 years in executive search. In the latter role, Mr. Collins was a senior partner in Korn/Ferry International, earning the firm's Global Client Satisfaction award. After Korn/Ferry, he built his own company in

Compensation

The table below reflects the annual compensation of JD Claridge, our only paid executive officer or director, during the fiscal year ended December 31, 2021:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
JD Claridge 418 Lakeside Avenue, Suite 8 Coeur d'Alene, ID. 83814	Chief Executive Officer, Chief Financial Officer, Secretary and Director	$ 131,538	$7,800(1)	$139,338

      (1)   Annual payments for company car.

The directors do not receive any compensation for their service as directors.

We are party to an Employment Agreement dated August 1, 2017, with JD Claridge, which can be found in Exhibit 6.3 to our Regulation A+ Offering Statement and the Supplements thereto. The Employment Agreement terminates on July 31, 2020. Upon expiration of the term, Mr. Claridge's employment will convert to at-will, unless the term is extended or we enter into a new employment agreement with Mr. Claridge. Under the Employment Agreement, Mr. Claridge receives an annual base salary of $180,000, and is entitled to receive annual performance bonuses upon the achievement of performance milestones to be agreed upon by the Board of Directors, however, no bonuses have been declared or paid to date. If Mr. Claridge's employment is terminated during the term as a result of death or disability, he or his heirs shall receive his base salary over the following six months. If there is a change of control during the term, and Mr. Claridge is terminated, without cause, or terminates his employment for good reason, before the earlier to occur of the first anniversary following the change in control and the expiration of the term of the agreement, Mr. Claridge shall be entitled to receive a lump sum severance payment equal to 3 years base salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding voting securities, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	JD Claridge 418 Lakeside Avenue, Ste 8 Coeur d'Alene, ID. 83814	2,333,007	300,000(1)	59.21%
Class A Common Stock	Charles F. Manning 418 Lakeside Avenue, Ste 8 Coeur d'Alene, ID. 83814	442,847		14.79%
Class A Common Stock	All directors and officers as a group (3 persons)	3,189,257	330,000(2)	64.38%

_____

(1)   Shares issuable pursuant to an option having an exercise price of $1.70 per share, all of which are exercisable.

(2)   Includes 300,000 shares issuable pursuant a fully vested option having an exercise price of $1.70 per share, and 30,000 shares issuable pursuant to a fully vested option having an exercise price of $3.56 per share.

RELATED PARTY TRANSACTIONS

In December 2016, Philip Burks a stockholder and former director, provided xCraftEnterprises, LLC, with a $100,000 revolving line of credit pursuant to a Revolving Loan Agreement, having an interest rate of 6.5% per annum, which line of credit was secured by 200,000 Class A Shares owned by Mr. Claridge. In May 2019, Mr. Burks, provided us with a $50,000 revolving line of credit pursuant to Revolving Loan Agreement, having an interest rate of 6.5% per annum, which line of credit was secured by one of our then pending patent applications. We drew various amounts down from such credit lines and settled them pursuant to the Settlement Agreement described below.

On June 22, 2017, we issued Charles F. Manning a warrant to purchase one Class A Share for every four shares of our common stock that become issued and outstanding as a result of the exercise of stock options or warrants awarded from any option pool authorized by us. The maximum number of shares underlying the option is 200,000, and the warrant has an exercise price of $0.01 per share. At the time the warrant was issued, Mr. Manning was a director and holder of over 10% of our outstanding common stock.

On July 31, 2017, we loaned $86,000 to Mr. Claridge, in exchange for a non-interest bearing promissory note, which was amended on July 26, 2018, to include interest at a rate of 2% per annum commencing July 31, 2017. All principal and accrued interest under note is due on December 31, 2022. As of December 31, 2021, $67,243 in principal and interest was outstanding under the note.

In February 2018, we entered into an Operating Agreement and Contribution Agreement with Phirst Technologies, LLC, a Texas limited liability company, pursuant to which we contributed one of our provisional patent applications in exchange for a 25% ownership interest in Phirst. At the time the agreements were entered into, Mr. Burks, was one of our directors, and a manager and the beneficial owner of over 20% of the membership interests of Phirst. On March 1, 2018, we entered into an engineering agreement with Phirst, pursuant to which we were to receive $750,000 from Phirst, upon the achievement of certain milestones related to the manufacturing, delivery and testing of drone products. As of August 31, 2018, we had received $450,000 in payments from Phirst, however, certain disputes arose between us, on the one hand, and Mr. Burks and Phirst, on the other hand, related to the agreement and the amounts outstanding under the credit lines extended to us by Mr. Burks. In February 2020, we entered into a Confidential Settlement Agreement and General Release with Phirst and Mr. Burks, pursuant to which in exchange for mutual releases of claims, we assigned our ownership interest in Phirst to Mr. Burks, Mr. Burks forgave all outstanding amounts due under the revolving loan agreements, and Mr. Burks and Phirst paid xCraft $22,533.08.

During 2021, Mr. Claridge loaned us the $5,542, which was been repaid without interest.

OUR SECURITIES

Our authorized capital stock consists of (a) 12,000,000 shares of common stock, having a par value of $0.0001 per share, of which 5,000,000 shares are designated as "Class A Voting Common Stock" (the "**Class A Shares**"), 5,000,000 shares are designated as "Class B Non-Voting Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and (b) 2,000,000 shares of blank check preferred stock, none of which have been authorized for issuance. As of December 31, 2020, we had 3,526,250 Class A Shares outstanding, and 1,228,683 Class B Shares outstanding.

As of March 31, 2021, we had an outstanding warrant to purchase 7,000 Class B Shares having an exercise price of $1.70 per share, and a warrant to purchase 200,000 Class A Shares having an exercise price of $0.01 per share. In addition, as of March 31, 2021, we had options outstanding to purchase 413,418 Class A Shares, 353,418 of which have an exercise price of $1.70 per share, and 60,000 of which have an exercise price of $3.56 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class A Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Class A Shares are entitled to one vote per share. The holders of Class B Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely, in which case the holders of Class B Shares would have the right to approve the same, voting as a separate class, with each Class B Share representing one (1) vote.

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust
            controlled by the purchaser, to a trust created for the benefit of a
            member of the family of the purchaser or the equivalent, or in
            connection with the death or divorce of the purchaser or other similar
            circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April __22__, 2021.

xCRAFT ENTERPRISES, INC.

By: _____
JD Claridge, Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS